EXHIBIT 99.6

Press Release

Total will develop the LNG market in Benin

Cotonou, July 24, 2019 - Total, the Republic of Benin and the Société Béninoise d’Energie Electrique (SBEE) have signed the Gas Supply Agreement and the Host Government Agreement for the development of a Liquefied Natural Gas (LNG) import floating terminal and the supply of up to 0,5 million tonnes per annum (Mtpa) of regasified LNG from Total’s global portfolio to Benin for 15 years, starting in 2021.

Total will develop and operate the regasification infrastructure that will comprise a floating storage and re-gasification unit (FSRU) located offshore Benin and an offshore pipeline connexion to the existing and planned power plants in Maria Gléta.

"This project is in line with Total’s strategy to develop new gas markets by unlocking access to LNG for fast-growing economies. We are very pleased to have been entrusted by the Benin authorities to develop LNG imports and support a broad adoption of natural gas in the country," said Laurent Vivier, Senior Vice President Gas at Total. "Access to LNG will help Benin to meet growing domestic energy demand and add more natural gas to the country’s current energy mix, hence reducing its carbon intensity".

The Minister of Energy of Benin, Mr Dona Jean-Claude Houssou, stated, "I congratulate the Total Group on its willingness to support the revitalisation of the energy sector, which is at the heart of the Government's Action Plan (PAG), as evidenced by the signing today of the gas import contract. I would like to highlight the Government's efforts to restore Benin's energy independence, which is the foundation of the country's ambitious economic and social development. The new legislative framework fosters the participation of private capital in the energy sector and is manifested in independent thermal, solar and hydroelectric power generation projects. The gas import project will supply plants in Benin, such as the new 127 MW power station at Maria Gléta, with imported liquefied natural gas, on preferential terms and will position Benin, capital of the WAPP (West African Power Pool), as the crossroads for gas and electricity in the subregion."

The agreement is subject to conditions precedents.

Total, the Second-Largest Private Global LNG Player:

Total is the second-largest private global LNG player, with an overall portfolio of around 40 Mtpa by 2020 and a worldwide market share of 10%. With 21.8 Mt of LNG sold in 2018, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia or Angola, the Group sells LNG in all global markets.

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About Total:

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts:

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note:

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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